Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

January 17, 2017	NR 2 - 2017

Avrupa Minerals Provides Review of 2016 and Plans for 2017

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to provide an overview of the Company’s progress during 2016 and an outline of planned activities for 2017.  Base metal prices increased across the board, making Avrupa’s copper and zinc projects in southern Portugal more attractive for potential joint venture in 2017.  The Company was successful in 2016, delivering a number of positive milestones while advancing several projects.

Plans for 2017:

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Complete field work on one project in Kosovo and two in Portugal to prepare them for potential JV partners.

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Acquire new projects in Portugal and Kosovo, and possibly Morocco.

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Continue to advance the Covas JV’s tungsten project with partner Blackheath Resources by way of further drilling on several prospects, environmental assessment work, and additional metallurgical testing.

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Amend the Alvalade JV situation to allow Avrupa to work the project itself or with an active partner and advance the successful exploration work from 2014 and 2015.

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Option out the Alvito project to a new partner.

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Option out the Marateca project to a new partner.

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Continue working with our partner on the Slivovo Gold Project in Kosovo to expand the gold resource by way of additional exploration drilling.

Following is a list of our program accomplishments during 2016:

Kosovo Projects:

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Slivovo Gold Project Study delivered by JV partner.

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Initiated detailed soil sampling program on the Metovit license in Kosovo.   Geochemical analyses underway.

Portugal Projects:

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Advanced drill targeting at the Chança prospect on the Mertola zinc-copper project in Portugal.

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Completed scout drilling at the Pego do Altar Gossan prospect on the Marateca zinc-copper project in Portugal.  Sulfide mineralization, mostly pyrite +/- chalcopyrite and sphalerite, continues down dip and appears to be re-mobilized Pyrite Belt mineralization.  Geological logging and sampling underway.

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Initiated discussions with a third party on a potential new joint venture in Portugal.

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Advanced the Covas JV through first pass environmental review and first pass metallurgical testing of the tungsten-bearing Covas mineralization in north Portugal.

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Maintained the validity of the Alvalade copper-zinc license while joint venture partner was unable to fund work commitments.

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Applied for two new zinc-copper licenses in the Pyrite Belt, south Portugal.

Other Projects:

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Reviewed copper and gold opportunities in Morocco and elsewhere around Europe.

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Successfully raised $ 2,016,200 from a private placement in July and exercise of warrants in September.

Avrupa’s President and CEO, Paul W. Kuhn, commented:  “We are encouraged by the progress our team made during 2016, even as the junior resource markets remained difficult for exploration companies.  We made positive advancement on our non-JV’d projects in Portugal while maintaining the status quo for the JV programs in preparation for a strong 2017 in both Portugal and Kosovo.  We are well-positioned to form new JV’s in Portugal, and we expect to be able to re-start the work programs at Covas and Alvalade during Q1/Q2 of 2017.  We expect to utilize our deep knowledge in Kosovo to re-initiate an already-successful generative exploration program around that country during the coming year.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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